Exhibit 99.1

Cango Inc. Reports First Quarter 2019 Unaudited Financial Results

SHANGHAI, May 28, 2019 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the first quarter of 2019.

First Quarter 2019 Financial and Operational Highlights

•	Total revenues in the first quarter of 2019 were RMB351.7 million (US$52.4 million), representing a year-over-year increase of 41.3% and outperforming the high end of the Company’s guidance by 6.6%.

•	After-market services facilitation revenues in the first quarter of 2019 were RMB39.8 million (US$5.9 million), continuing to contribute stable revenues.

•

The amount of financing transactions the Company facilitated in the first quarter of 2019 totaled RMB6,555 million (US$976.7 million). The total outstanding balance of financing transactions the Company facilitated was RMB35,748 million (US$5,326.6 million) as of March 31, 2019.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.77% and 0.37%, respectively as of March 31, 2019, as compared to 0.74% and 0.37%, respectively, as of December 31, 2018.

•	The number of dealers covered by the Company was 47,879 as of March 31, 2019, as compared to 46,565 as of December 31, 2018.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “In the first quarter of 2019, our strong financial and operating performances were marked by our better-than-expected revenue growth and the continued expansion of our dealership network. During the quarter, we continued to focus on strengthening our core competencies in auto loan facilitation services, accelerating the development of our after-market services, and expanding our collaborations with strategic partners. As a result, our total revenues increased by 41.3% year over year to RMB351.7 million in the first quarter. Such growth is a testament to our steady optimization of our automotive financing facilitation service offerings, which has helped to improve both our operational efficiency and service quality. It also speaks to our success in implementing cross-selling strategies to meet the targeted attach rate for our after-market services. Going forward, we plan to continue leveraging our capabilities in data analytics, technology innovation, and customized service offerings to sustain growth while further cementing our market leadership in the Chinese automotive transaction space.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “We started 2019 with a solid financial performance in the first quarter. Our total revenues increased by 41.3% year over year to RMB351.7 million in the first quarter. Our after-market services facilitation business continued contributing revenues of RMB39.8 million in the first quarter, or 11.3% of our total revenues. Looking ahead, we will continue to invest in expanding our dealership network as well as improving the quality and efficiency of our services. As we continue establishing new partnerships with financial institutions and original equipment manufacturers (OEMs) to further enhance our service offerings, we are confident that our strong market position will allow us to navigate among the obstacles of this year’s macroeconomic uncertainties.”

First Quarter 2019 Financial Results

REVENUES

Total revenues in the first quarter of 2019 were RMB351.7 million (US$52.4 million), representing a 41.3% increase from RMB248.8 million in the corresponding period of 2018. The increase was primarily driven by the Company’s strategies to rejuvenate growth and the increased contribution from its after-market services business.

Revenues from after-market services facilitation in the first quarter of 2019 were RMB39.8 million (US$5.9 million), compared to RMB4.4 million in the same period of last year.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the first quarter of 2019 were RMB282.3 million (US$42.1 million), compared to RMB155.7 million in the corresponding period of 2018.

•

Cost of revenue in the first quarter of 2019 increased by 61.8% to RMB130.8 million (US$19.5 million) from RMB80.9 million in the corresponding period of 2018. Cost of revenue as a percentage of total revenues in the first quarter of 2019 increased to 37.2% from 32.5% in the corresponding period of 2018. This was primarily due to increases in the average amount of commissions paid to dealers per individual financing transaction.

•

Sales and marketing expenses in the first quarter of 2019 increased by 30.8% to RMB45.5 million (US$6.8 million) from RMB34.8 million in the corresponding period of 2018. The increase was due to increases in staff compensation. Sales and marketing expenses as a percentage of total revenues in the first quarter of 2019 decreased to 13.0% from 14.0% in the corresponding period of 2018.

•

General and administrative expenses were RMB64.8 million (US$9.7 million), or 18.4% of total revenues, in the first quarter of 2019, compared to RMB26.7 million, or 10.7% of total revenue, in the corresponding period of 2018. The increase was mainly driven by increases in staff compensation including share-based compensation expenses as the Company expanded its business.

•

Research and development expenses in the first quarter of 2019 increased to RMB13.3 million (US$2.0 million) from RMB6.5 million in the corresponding period of 2018. Research and development expenses as a percentage of total revenues in the first quarter of 2019 increased to 3.8% from 2.6% in the corresponding period of 2018. The increase was mostly due to the expansion of the Company’s research and development team, as well as increases in their salaries and benefits.

NET INCOME

Net income was RMB74.4 million (US$11.1 million) in the first quarter of 2019, compared to RMB84.0 million in the corresponding period of 2018. Non-GAAP adjusted net income was RMB89.6 million (US$13.4 million), compared to RMB84.0 million in the corresponding period of 2018, representing a year-over-year increase of 6.7%. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the first quarter of 2019 were both RMB0.50 (US$0.08). Non-GAAP adjusted basic and diluted net income per ADS in the first quarter of 2019 were both RMB0.60 (US$0.09). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of March 31, 2019, the Company had cash and cash equivalents of RMB2,178.0 million (US$324.5 million), compared to RMB2,912.9 million as of December 31, 2018.

Business Outlook

For the second quarter of 2019, the Company expects total revenues to be between RMB290 million and RMB315 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Cango’s management will hold a conference call on Tuesday, May 28, 2019, at 9:00 P.M. Eastern Time or Wednesday, May 29, 2019, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through June 4, 2019, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10131913

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

We define “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

We define “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Jenny Tang

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2018	As of March 31, 2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,912,901,189	2,177,957,831	324,525,842
Restricted Cash	298,900,155	573,869,955	85,509,291
Short-term investments	265,869,717	111,660,538	16,637,939
Accounts receivable, net	86,513,830	128,930,564	19,211,253
Financing receivable, net	5,420,617	7,260,231	1,081,808
Short-term loan principal and financing service fee receivables, net	—	4,424,291	659,240
Short-term finance leasing receivable, net	1,123,703,618	1,407,413,299	209,711,125
Prepaid expenses and other current assets	61,272,518	58,605,413	8,732,479

Total current assets	4,754,581,644	4,470,122,122	666,068,977

Non-current assets:
Restricted Cash	668,627,618	772,103,062	115,046,946
Long-term investments	292,099,059	492,048,117	73,317,457
Equity method investments	1,448,416	1,446,001	215,461
Goodwill	145,063,857	145,063,857	21,615,189
Property and equipment, net	18,286,218	18,673,678	2,782,465
Intangible assets	1,693,407	33,894,434	5,050,428
Deferred tax assets	100,194,993	122,170,671	18,203,998
Long-term finance leasing receivable, net	1,282,457,409	1,616,811,046	240,912,362
Other non-current assets	36,687,583	7,827,157	1,166,283

Total non-current assets	2,546,558,560	3,210,038,023	478,310,589

TOTAL ASSETS	7,301,140,204	7,680,160,145	1,144,379,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	660,000,000	1,010,000,000	150,494,695
Long-term debts—current	467,194,051	589,258,093	87,802,195
Accrued expenses and other current liabilities	211,458,501	218,020,870	32,486,123
Risk assurance liabilities	173,210,363	194,586,541	28,994,299
Income tax payable	53,517,717	67,787,225	10,100,612

Total current liabilities	1,565,380,632	2,079,652,729	309,877,924

Non-current liabilities:
Long-term borrowings	472,793,340	300,323,214	44,749,555
Other non-current liabilities	7,599,404	330,595	49,261

Total non-current liabilities	480,392,744	300,653,809	44,798,816

Total liabilities	2,045,773,376	2,380,306,538	354,676,740

Shareholders’ equity
Ordinary shares	204,260	204,260	30,436
Additional paid-in capital	4,444,078,463	4,459,355,925	664,464,764
Accumulated other comprehensive income	109,452,996	67,445,738	10,049,729
Accumulated retained earnings	698,036,438	774,254,938	115,367,584

Total Cango Inc.’s (deficit) equity	5,251,772,157	5,301,260,861	789,912,513

Non-controlling interests	3,594,671	(1,407,254)	(209,687)

Total shareholders’ (deficit) equity	5,255,366,828	5,299,853,607	789,702,826

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,301,140,204	7,680,160,145	1,144,379,566

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues	248,819,200	351,658,505	52,398,752
Operating cost and expenses:
Cost of revenue	80,855,739	130,806,450	19,490,769
Sales and marketing	34,818,388	45,547,380	6,786,771
General and administrative	26,744,045	64,763,620	9,650,080
Research and development	6,452,126	13,347,804	1,988,885
Net loss on risk assurance liabilities	3,767,948	17,851,133	2,659,902
Provision for financing receivables	3,061,743	10,023,282	1,493,516

Total operating cost and expenses	155,699,989	282,339,669	42,069,923

Income from operations	93,119,211	69,318,836	10,328,829

Interest income	8,077,396	18,884,548	2,813,885
(Loss) income from equity method investments	(2,333,691)	16,107	2,400
Interest expense	(4,789,726)	(5,294,245)	(788,867)
Foreign exchange loss, net	(2,623,389)	(1,286,492)	(191,693)
Other income	22,021,823	20,736,938	3,089,900
Other expenses	(106,088)	(1,015,943)	(151,380)

Net income before income taxes	113,365,536	101,359,749	15,103,074

Income tax expenses	(29,339,041)	(26,988,619)	(4,021,430)

Net income	84,026,495	74,371,130	11,081,644

Less: Net income (loss) attributable to the noncontrolling interest shareholders	3,934,307	(1,847,370)	(275,267)

Net income attributable to Cango Inc.’s shareholders	80,092,188	76,218,500	11,356,911

Net income attributable to Cango Inc.’s ordinary shareholders	80,092,188	76,218,500	11,356,911
Net income per ADS(Note 1):
Basic	0.63	0.50	0.08
Diluted	0.63	0.50	0.08
ADSs used in net income per ADS computation (Note 1):
Basic	63,574,601	151,404,946	151,404,946
Diluted	126,415,858	151,404,946	151,404,946
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	77,984	(38,207)	(5,693)
Foreign currency translation adjustment	—	(41,969,052)	(6,253,584)

Total comprehensive income	84,104,479	32,363,871	4,822,367

Total comprehensive income attributable to Cango Inc.’s shareholders	80,170,172	34,211,241	5,097,634

Note1: Each ADS represents two ordinary shares.

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended March 31,
	2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Net income	84,026,495	74,371,130	11,081,644
Add: Share-based compensation expenses	—	15,277,462	2,276,413
Cost of revenue	—	626,376	93,333
Sales and marketing	—	3,254,099	484,876
General and administrative	—	10,602,557	1,579,830
Research and development	—	794,430	118,374

Non-GAAP adjusted net income	84,026,495	89,648,592	13,358,057

Less: Net income (loss) attributable to the noncontrolling interest shareholders	3,934,307	(1,847,370)	(275,267)
Non-GAAP adjusted net income attributable to Cango Inc.’s shareholders	80,092,188	91,495,962	13,633,324

Non-GAAP adjusted net income attributable to Cango Inc.’s ordinary shareholders	80,092,188	91,495,962	13,633,324

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.63	0.60	0.09
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.63	0.60	0.09
Weighted average ADS outstanding—basic	63,574,601	151,404,946	151,404,946
Weighted average ADS outstanding—diluted	126,415,858	151,404,946	151,404,946
Note1: Each ADS represents two ordinary shares.